

16012205

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 66662

SEC Mail Processing Section
FEB 26 2016
Washington DC
403

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

BOC INTERNTAIONAL (USA) INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1270 AVENUE OF THE AMERICAS, SUITE 202
(No. And Street)

NEW YORK	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

RUEY-HER LIU (212) 259-0888
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 WEST 37TH STREET, 4TH FLOOR	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PUBLIC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, RUEY-HER LIU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BOC INTERNTIONAL (USA) INC., as of DECEMBER 31, 2015 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SABEENA AHMED
NOTARY PUBLIC-STATE OF NEW YORK
No. 02AH6225578
Qualified in New York County
My Commission Expires 07/26/2018

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of change in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☐ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
BOC International (USA) Inc.:

We have audited the accompanying statement of financial condition of BOC International (USA) Inc. (the "Company") as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Auditor's Responsibility

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of this financial statement. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BOC International (USA) Inc. as of December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.



New York, New York
February 23, 2016

BOC INTERNATIONAL (USA) INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$ 1,912,123
Due from broker	409,242
Commissions receivable	99,268
Security deposit	59,946
Property and equipment (net of accumulated depreciation of $210,577)	8,812
Other assets	49,598
TOTAL ASSETS	$ 2,538,989

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Due to related party	$ 155,178
Accrued expenses and other liabilities	479,783
TOTAL LIABILITIES	634,961
Stockholder's Equity:	
Common stock, $1 par value, 100 shares authorized, issued and outstanding	100
Additional paid-in capital	8,499,900
Deficit accumulated during the development stage	(1,946,685)
Accumulated deficit	(4,649,287)
TOTAL STOCKHOLDER'S EQUITY	1,904,028
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 2,538,989

The accompanying notes are an integral part of this financial statement.

BOC INTERNATIONAL (USA) INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2015

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

BOC International (USA) Inc. (the "Company") was incorporated in Delaware on April 13, 2004 and began operations on September 15, 2006. The Company is a wholly-owned subsidiary of BOC International (USA) Holdings Inc. (the "Parent"), a Delaware-based corporation. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"); 19 states or territories; and the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company acts as a broker for institutional clients primarily in the Hong Kong and China securities markets.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation

Property and equipment is stated at cost less accumulated depreciation. The Company provides for depreciation as follows:

Asset	Estimated Useful Life	Principal Method
Electronic equipment	3 years	Straight-line
Computer software	3 years	Straight-line
Furniture and fixtures	5 years	Straight-line
Leasehold improvements	Shorter of the useful life or lease term	Straight-line

Income Taxes

The Company complies with FASB ASC 740, *Income Taxes* which require an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

ASC 740 provides guidance on how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 also requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions deemed to meet the more-likely-than-not threshold are recorded as a tax benefit or expense in the current year.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company is included in the consolidated tax return of the Parent. The provision for income taxes is computed using a "separate return" method. Under this method, the Company is assumed to file a separate return with the tax authority, thereby reporting taxable income or loss and applying the applicable tax to or receiving the appropriate refund from the Parent. The current provision is the amount of tax payable or refundable on the basis of a hypothetical, current year separate tax return. Deferred taxes are provided on temporary differences and on any carryforwards that could be claimed on the hypothetical return and the need for a valuation allowance is assessed on the basis of projected separate return results.

The effect of graduated rates and other tax differences from the consolidated tax structure are allocated among the members of the consolidated group. For the year ended December 31, 2015 the income taxes recoverable was $13,830.

The Company is subject to Federal, and New York State and City income taxes. The Company has a combined federal, state and city deferred income tax asset of approximately $2,694,000 as of December 31, 2015, which is related to the current year net income and net operating loss carry forward. A valuation allowance has been established offsetting the $2,694,000 as the ultimate realization of these benefits is uncertain. The valuation allowance decreased by approximately $160,000 for the year ended December 31, 2015. The Company has Federal net operating loss carry forwards of approximately $5,306,000 as of December 31, 2015, which begin to expire in 2026.

The Company has determined that there are no uncertain tax positions which require adjustment or disclosure on the financial statements. The tax years remain subject to examination are 2012, 2013 and 2014.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Functional Currency and Presentation Currency

Items included in the financial statements of the Company are measured using the currency of the primary economic environment in which the entity operates (the "functional currency"). The functional currency of the Company is United States Dollars (USD).

Foreign currency transactions are translated into the functional currency using the prevailing exchange rates. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at the period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

NOTE 3. FAIR VALUE MEASUREMENT

FASB ASC 820, *Fair Value Measurement* has no material effect on these financial statements.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the uniform net capital requirements of 17 C.F.R. §240 15c3-1 which requires the Company to maintain sufficient liquid assets to cover indebtedness, as defined. Effective August 13, 2015, the Company elected to maintain a minimum net capital requirement, as defined, of $250,000. Previously, the Company was required to maintain a minimum net capital requirement, as defined, of $100,000 as well as certain net capital ratios, as defined.

At December 31, 2015, the Company had net capital, as defined, of $1,686,404, which was $1,436,404 in excess of its required net capital of $250,000.

NOTE 5. DEVELOPMENT STAGE DEFICIT

The Company was in the development stage from inception through December 31, 2006. During 2007 the Company emerged out of the development stage and became an operating entity. The deficit accumulated during the development stage is included as a separate component of Stockholder's Equity.

NOTE 6. PROPERTY AND EQUIPMENT

As of December 31, 2015, property and equipment consisted of the following:

Computer equipment	$ 44,668
Computer software	11,213
Furniture and fixtures	43,958
Leasehold improvements	119,550
Property and equipment, at cost	219,389
Less accumulated depreciation	(210,577)
Net property and equipment	$ 8,812

The depreciation expense was $4,725 for the year ended December 31, 2015.

NOTE 7. OFF-BALANCE SHEET RISK

The Company utilizes a clearing broker on a fully disclosed basis for all U.S. securities transactions. All of its customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with its clearance agreement the Company indemnifies the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the due from broker on the statement of financial condition is pursuant to this clearance agreement and includes a clearing deposit of $100,000. The Company's business involves brokering customer securities transactions in non-US markets, mainly in Asia. Such transactions are conducted on a receive-versus-payment and delivery-versus-payment basis and are settled through the Company's affiliates. To the extent at customer of the company fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the counterparty's obligations.

NOTE 8. SIGNIFICANT GROUP CONCENTRATION OF RISK

In the normal course of its business, the Company enters into financial transactions where the risk of potential loss due to changes in the market (market risk), or failures of the other parties to the transaction to perform (counterparty risk), exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to the market and counterparty risk through the use of a variety of financial, position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customers and/or other counterparties with which it conducts business.

As of December 31, 2015, there were no customer accounts having debit balances which presented any risks nor was there any exposure with any other transaction conducted with any other broker.

The Company's business is primarily dependent on the Asian market and geographical area, which presents risk exposure to related economic and political matters.

NOTE 8. SIGNIFICANT GROUP CONCENTRATION OF RISK (continued)

In addition, the receivables from the clearing broker are subject to counterparty risk and, pursuant to the clearing agreement, includes a minimum clearing deposit of $100,000.

NOTE 9. DEFINED CONTRIBUTION PLAN

Employees of the Company are eligible to participate in a defined contribution 401(k) plan (the "Plan") upon meeting certain eligibility requirements. The Company contributes to the Plan the lesser of 6% of compensation or $18,000 per employee. For the year ended December 31, 2015, the Company contributed approximately $31,000 on behalf of employees, which is included in Employee compensation and benefits expense on the Statement of Operations.

NOTE 10. RELATED PARTY

The Company maintains a money market account with the Bank of China-New York Branch, a related party. As of December 31, 2015, the balance in this account was $17,737 and is included in Cash and cash equivalents on the Statement of Financial Condition.

The Company utilizes the clearing brokerage services of BOCI Securities Limited ("BOCI SL"), a related party. Clearing fees with BOCI SL, amounted to $417,540 for the year ended December 31, 2015. In addition, the Company has a net commission receivable from BOCI SL of $99,268 at the current exchange rate as of December 31, 2015.

The Company utilizes the clearing brokerage services of BOCI Financial Products Limited ("BOCI FP"), a related party. During the year ended December 31, 2015, total commission income received amounted to $1,079,862. There is no outstanding commission receivable from BOCI FP as of December 31, 2015.

NOTE 10. RELATED PARTY (continued)

The Parent and its affiliates provide certain management, allocated overhead and support services to the Company pursuant to a written agreement effective May 1, 2015, in addition to other costs. Billings for these services total $358,565 during 2015, of which $107,523 was payable to the Parent and $47,655 was payable to an affiliate of the Parent.

NOTE 11. CLEARING BROKER

The Company utilizes a domestic clearing broker dealer for domestic transactions. The Company paid $32,168 during 2015. No domestic clearing fees were payable as at December 31, 2015.

NOTE 12. OPERATING LEASE

The Company leases office space under a lease that expires March 31, 2016. Rent expenses on this lease was $126,466 for the year ended December 31, 2015. Future minimum lease payments as at December 31, 2015 are $31,676. Please see Note 15 for related matter.

NOTE 13. COMMITMENTS AND CONTINGENT LIABILITIES

In accordance with the Company's operating lease for office space, the Company is required to maintain a $59,946 letter of credit, (the "Letter of Credit"), which is secured by a restricted collateral account maintained with JP Morgan Chase Bank, N.A. which is reported as security deposit on the Statement of Financial Conditions.

The Company had no other commitments or contingent liabilities and not been named as defendant in any law suit as of December 31, 2015 or at any period throughout the year ended December 31, 2015.

NOTE 14. GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non-occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees as of December 31, 2015 or during the year then ended except as described in Note 7 above.

NOTE 15. SUBSEQUENT EVENTS

Subsequent events have been evaluated by management.

The Company is currently renegotiating the extension of their current lease through December 31, 2016, pending final approval by the landlord. The projected lease payments for the period April 1, 2016 to December 31, 2016 are approximately $110,000.

In addition, the Parent has negotiated a 15 year lease for new office space to be used by the Company, expected to commence March 1, 2016. The terms of the agreement between the Company and the Parent regarding this lease are being negotiated. The projected lease payments by the Company are approximately $221,000 for the period March 1, 2016 to December 31, 2016.